UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-33758
CUSIP NUMBER:  36102A 207

(Check One):  Form 10-K ☐  Form 20-F ☐  Form 11-K ☐
Form 10-Q ☒  Form 10-D ☐   Form N-SAR ☐   Form N-CSR ☐

For Period Ended:  March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
    ☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fuqi International, Inc.

Full Name of Registrant

N/A

Former Name if Applicable:

5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North

Address of Principal Executive Office (Street and Number)

Shenzhen, 518019, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to prepare and review all necessary information and disclosures in its Quarterly Report on Form 10-Q within the prescribed time period without incurring unreasonable effort and expense.  The Registrant requires additional efforts and time to accurately prepare and present all necessary disclosures.  As reported in the Registrant’s Current Report on Form 8-K and press release dated March 16, 2010, the Registrant has identified historical accounting errors in inventory and cost of sales that, based on its preliminary analysis, are expected to have an effect on its condensed consolidated financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2009 contained in its Quarterly Reports on Form 10-Q.  Because of the nature and timing of the review and analysis of these errors by the Registrant and their impact on its condensed consolidated financial statements, the Registrant has been unable to file its Annual Report on Form 10-K for the year ended December 31, 2009 by the prescribed due date and is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2010. The Registrant expects to complete its review and file the Quarterly Report on Form 10-Q as soon as possible; however, the Registrant does not anticipate filing the Form 10-Q by the fifth calendar day following the prescribed due date for such report.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ching Wan Wong	852	6199-0741
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐  No ☒

As indicated above, the Registrant has not filed its Annual Report on Form 10-K for the year ended December 31, 2009.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the three months ended March 31, 2010 and 2009 because, as indicated above in Part III of this Form 12b-25, the Registrant has identified historical accounting errors in inventory and cost of sales that, based on its preliminary analysis, are expected to have an effect on its condensed consolidated financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2009 contained in its Quarterly Reports on Form 10-Q.  The Registrant has been conducting a review and analysis of these errors and their impact on its condensed consolidated financial statements.  Due to the Company’s time and effort expended in the review and analysis, the Registrant has been unable, as of the date of this filing, to prepare and review the results of operations for the three months ended March 31, 2010 that may be compared to the three months ended March 31, 2009, as is expected to be restated.  As such, the Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the foregoing periods.  The Registrant expects to complete its review and file the Quarterly Report on Form 10-Q as soon as possible; however, the Registrant does not anticipate filing the Form 10-Q for the three months ended March 31, 2010 and 2009 by the fifth calendar day following the prescribed due date for such report.

Fuqi International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2010	By:	/s/ Ching Wan Wong
Name: Ching Wan Wong
Title: C.F.O.

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).